FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of March 2004

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes  ☐    No  ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This report consists of an English translation of the original Spanish language version of a Venezuelan filing of the revised unaudited financial statements of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) as of and for the period ended on December 31, 2003, prepared according to Venezuelan GAAP, which differ in certain important respects from US GAAP, as filed with the Venezuela National Commission on Securities on February 20, 2004.

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

ENGLISH TRANSLATION

Caracas, February 20, 2004

Sirs

Comisión Nacional de Valores

Present.-

Attention: Dra. Aida Lamus

President

Dear Dra. Lamus,

In accordance with the requirements of the “Periodic or Occasional Information Reporting Norms to Be Submitted by Individuals Regulated by the Venezuelan National Commission on Securities” (“Normas Relativas a la Información Periódica u Ocasional que Deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores”), attached please find the unaudited Financial Statements as of and for the period ended December 31, 2003, which includes its respective notes, that are presented comparative to the previous year ago period (2002).

I will make myself available should you need any clarification or additional information.

Sincerely yours,

/s/ Gregorio Tomassi
Gregorio Tomassi
Head of Strategic Planning and Investor Relations
Cantv

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA

(CANTV) AND SUBSIDIARIES

Consolidated financial statements

as of December 31, 2003 and 2002

and for the years ended

December 31, 2003, 2002 and 2001

and Report of Independent

Public Accountants

(Translation of financial statements originally issued in Spanish)

COMPAÑIA ANOÑIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In millions of constant bolivars)

	December 31,
	2003	2002
		(Restated)
ASSETS
CURRENT ASSETS
Cash and temporary investments	712,129	574,565
Accounts receivable, net	434,418	580,625
Accounts receivable from Venezuelan Government entities	140,585	125,786
Inventories and supplies, net	73,369	110,136
Other current assets	50,735	16,785

Total current assets	1,411,236	1,407,897

Property, plant and equipment, net	3,738,347	4,574,507
Cellular concession, net	161,451	167,132
Other assets	372,361	433,676

Total assets	5,683,395	6,583,212

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt	200,067	93,718
Accounts payable	407,184	482,681
Accrued employee benefits	76,436	56,664
Short-term pension and other post-retirement benefit obligations	75,907	43,603
Dividend payable	—	300,793
Deferred revenue	123,321	135,955
Other current liabilities	278,087	292,554

Total current liabilities	1,161,002	1,405,968

LONG-TERM LIABILITIES
Long-term debt	184,077	420,728
Pension and other post-retirement benefit obligations	643,900	749,402

Total liabilities	1,988,979	2,576,098

Minority interests	2,736	2,980

STOCKHOLDERS’ EQUITY
Capital stock adjusted for inflation (equivalent to nominal capital stock of Bs. 34,173)	2,528,020	2,528,020
Additional paid-in capital	33,942	33,942
Retained earnings	1,239,736	1,549,742
Legal reserve	272,940	272,940
Treasury stock	(376,718)	(376,718)
Workers’ benefit shares	(81,914)	(82,921)
Other adjustments	75,674	79,129

Total stockholders’ equity	3,691,680	4,004,134

Total liabilities and stockholders’ equity	5,683,395	6,583,212

The accompanying notes are an integral part of the consolidated statements

(Translation of financial statements originally issued in Spanish)

COMPAÑIA ANOÑIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(In millions of constant bolivars, except information per share and per ADS)

	For the years ended December 31,
	2003	2002	2001
		(Restated)
GOVERNMENT SECURITIES
Local service	885,441	997,478	1,068,360
Domestic long distance	252,132	322,796	405,871

Local and domestic long distance	1,137,573	1,320,274	1,474,231

International long distance	97,874	127,876	172,555
Net settlements	11,630	18,425	33,012

International long distance	109,504	146,301	205,567
Fixed to mobile outgoing calls	568,190	727,406	949,655
Interconnection incoming	72,692	58,568	60,971
Data transmission	287,554	216,311	175,534
Other wireline-related services	110,379	100,056	165,666

Total wireline services	2,285,892	2,568,916	3,031,624

Wireless service	783,288	725,373	658,055
Other	122,090	110,174	92,707

Total operating revenues	3,191,270	3,404,463	3,782,386

OPERATING EXPENSES:
Labor and benefits	556,252	570,502	559,614
Operations, maintenance, repairs and administrative	853,205	922,199	843,741
Provision for uncollectibles	87,685	88,354	109,724
Interconnection costs	357,358	336,877	477,751
Depreciation and amortization	1,033,526	1,098,177	1,261,272
Concession and other taxes	182,819	252,766	235,905
Pension and post-retirement plan special termination benefits	—	—	43,540

Total operating expenses	3,070,845	3,268,875	3,531,547

Operating income	120,425	135,588	250,839

OTHER (EXPENSES), NET:
Financing cost, net	(16,485)	(12,084)	(20,863)
Other expenses, net	(38,052)	(7,864)	(19,570)

Total other expenses, net	(54,537)	(19,948)	(40,433)

Income before income tax	65,888	115,640	210,406
INCOME TAX	(35,592)	(29,841)	(71,744)

Income before minority interest	30,296	85,799	138,662
Minority interest	(524)	(846)	(304)

Net income	29,772	84,953	138,358

Earnings per share	38	109	153

Earnings per ADS (based on 7 shares per ADS)	269	766	1,070

Average shares outstanding (in millions)	776	776	905

The accompanying notes are an integral part of the consolidated statements

(Translation of financial statements originally issued in Spanish)

COMPAÑIA ANOÑIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(In millions of constant bolivars)

	Capital Stock			Additional Paid-in Capital	Retained Earnings	Legal Reserve	Treasury Stock	Workers’ Benefit Shares	Other Adjustments	Total Stockholders’ Equity
	Nominal Value	Inflation Adjustment	Total
Restated Balance as of December 31, 2000	34,173	2,493,847	2,528,020	33,942	2,835,082	272,940	—	(77,514)	64,452	5,654,922
Net income	—	—	—	—	138,358	—	—	—	—	138,358
Dividends declared	—	—	—	—	(779,393)	—	—	—	—	(779,393)
Repurchased shares	—	—	—	—	(373,803)	—	(376,718)	—	—	(750,521)
Worker’s benefit shares	—	—	—	—	(685)	—	—	(197)	—	(882)

Cumulative translation adjustment	—	—	—	—	—	—	—	—	2,951	2,951

Restated Balance as of December 31, 2001	34,173	2,493,847	2,528,020	33,942	1,819,559	272,940	(376,718)	(77,711)	65,403	4,265,435
Net income	—	—	—	—	84,953	—	—	—	—	84,953
Dividends declared	—	—	—	—	(351,079)	—	—	—	—	(351,079)
Worker’s benefit shares	—	—	—	—	(3,691)	—	—	(5,210)	—	(8,901)

Cumulative translation adjustment and other	—	—	—	—	—	—	—	—	13,726	13,726

Restated Balance as of December 31, 2002	34,173	2,493,847	2,528,020	33,942	1,549,742	272,940	(376,718)	(82,921)	79,129	4,004,134
Net income	—	—	—	—	29,772	—	—	—	—	29,772
Dividends declared	—	—	—	—	(335,658)	—	—	—	—	(335,658)
Worker’s benefit shares	—	—	—	—	(4,120)	—	—	1,007	—	(3,113)

Cumulative translation adjustment and other	—	—	—	—	—	—	—	—	(3,455)	(3,455)

Balance as of December 31, 2003	34,173	2,493,847	2,528,020	33,942	1,239,736	272,940	(376,718)	(81,914)	75,674	3,691,680

The accompanying notes are an integral part of the consolidated statements

(Translation of financial statements originally issued in Spanish)

COMPAÑIA ANOÑIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions of constant bolivars)

	For the years ended December 31,
	2003	2002	2001
		(Restated)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net income	29,772	84,953	138,358
Adjustments to reconcile net income to net cash provided by operating activities —
Gain from net monetary position	(3,192)	(41,116)	52,743
Exchange loss, net	45,015	57,546	(35,045)
Depreciation and amortization	1,033,526	1,098,177	1,261,272
Pension and post-retirement plan special termination benefits	—	—	43,540
Provision for doubtful accounts	87,685	88,354	109,724
Provision for inventories obsolescence	1,492	36,651	15,245
Changes in current assets and liabilities —
Accounts receivable	(54,375)	(200,186)	(128,477)
Accounts receivable from Venezuelan Government entities	(47,653)	20,299	8,573
Inventories and supplies	29,832	(11,014)	(10,754)
Other current assets	(35,750)	1,301	4,254
Accounts payable	(16,944)	132,779	(26,838)
Accrued employee benefits	67,183	(24,119)	(143,700)
Deferred revenues	8,901	13,639	58,999
Other current liabilities	52,867	23,078	(44,724)

	1,198,359	1,280,342	1,303,170
Changes in non-current assets and liabilities —
Other assets	(13,739)	26,525	21,017
Pension and other post-retirement benefit obligations	(105,503)	(100,815)	(80,233)

Net cash provided by operating activities	1,079,117	1,206,052	1,243,954
CASH FLOWS USED IN INVESTING ACTIVITIES:
Acquisition of intangibles	(14,206)	(141,018)	(84,628)
Capital expenditures, net of disposals	(110,180)	(508,761)	(325,191)

Net cash provided by operating activities	(124,386)	(649,779)	(409,819)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Payments of debt	(97,291)	(254,374)	(108,501)
Dividends paid	(635,873)	(332,757)	(469,627)
Repurchased shares	—	—	(750,521)
Purchased shares for workers’ benefit fund	(3,113)	(8,901)	(882)

Net cash used in financing activities	(736,277)	(596,032)	(1,329,531)

Increase (decrease) in cash and temporary investments before loss in purchasing power of cash and temporary investments and foreign exchange gain on cash and temporary investments	218,454	(39,759)	(495,396)
LOSS IN PURCHASING POWER OF CASH AND TEMPORARY INVESTMENTS:	(139,403)	(100,145)	(153,626)
FOREIGN EXCHANGE GAIN OF CASH AND TEMPORARY INVESTMENTS:	58,513	211,747	68,304

Increase in cash and temporary investments	137,564	71,843	(508,718)
CASH AND TEMPORARY INVESTMENTS:
Beginning of period	574,565	502,722	1,083,440

End of period	712,129	574,565	502,722

SUPPLEMENTARY INFORMATION:
Unpaid dividends	—	300,793	309,770

Cash paid during the period for —
Interest	37,253	47,355	58,202

Taxes	426,774	312,156	500,585

RESULT FROM NET MONETARY POSITION:
Operating activities	46,354	41,084	27,958

Financing activities	96,241	100,177	72,925

The accompanying notes are an integral part of the consolidated statements

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002, AND 2001

(Amounts are adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2003, unless otherwise indicated)

NOTE 1 - EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:

The consolidated financial statements were originally issued in Spanish and translated into English.

NOTE 2 - COMPANY BACKGROUND AND CONCESSION AGREEMENT:

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV or the Company) is one of the primary providers of telecommunication services in Venezuela, and the owner of a nationwide basic telecommunications network through which it provides not only local, national and international wireline telephone service, but also private networks, data, public telephone, rural and telex services. In addition, CANTV provides other telecommunication services including wireless communications, Internet access and publication of telephone directories through its principal subsidiaries: Telecomunicaciones Movilnet, C.A. (Movilnet), Cantv.Net, C.A. (Cantv.Net), C.A. Venezolana de Guías (Caveguías), and Altair, C.A. (Altair). (See note 3 (d) – Consolidation).

CANTV entered into a Concession Agreement (the Concession) with the Government of the Bolivarian Republic of Venezuela (the Government) in 1991 to provide national and international telecommunications services, with the purpose of guaranteeing high quality service, modernizing and expanding the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition. November 2000 marked the opening of the telecommunications market with the entrance of new competitors (see Note 18 (d) and (e) - Commitments and contingencies - Concession mandates and Competition). Starting June 12, 2000, the Company is regulated by the Concession and the Organic Telecommunication Law, enacted on that date (see Note 4 - Regulation).

Significant terms of the Concession are as follows:

a)	The Concession established a special privilege regime of limited concurrence, through which the Government guaranteed CANTV, except in some circumstances, to be the exclusive provider of wireline telephone service, including local, national and international access until November 27, 2000. Beginning on November 27, 2000, any party who obtains the corresponding administrative concession is able to provide basic telecommunication services in the country (see Note 4 - Regulation).

b)	The Concession term is for 35 years until 2026, and is renewable for an additional 20 years subject to the approval by the Ministry of Infrastructure (the Ministry) and satisfactory performance by CANTV of its obligations under the Concession.

c)	Until December 31, 2000, CANTV paid an annual concession tax equal to 5.5% of services subject to the Concession tax. Beginning in January 2001, the Company is subject to pay up to 4.8% of gross revenues (see Note 4 - Regulation – Tax regime). These expenses are reflected in the accompanying consolidated statements of operations as Concession and other taxes totaling Bs 76,582, Bs 95,142 and Bs 119,041 for the years ended December 31, 2003, 2002 and 2001, respectively.

d)	The Concession required the Company to expand, modernize and improve the quality of its telecommunication network, and to meet established service quality targets until 2000. (see Note 18 (d) and (e) - Commitments and contingencies - Concession mandates and Competition).

e)	The Concession specifies various penalties that may be imposed to CANTV for negligent or intentional violation of its provisions. Depending on the violation, a public reprimand, a fine up to 1% of billed services, and/or revocation and termination of the Concession may be assessed or rendered. Penalties assessed against CANTV through December 31, 2003, have not been material.

Cellular Concession

On May 19, 1992, the Company purchased one of two cellular concessions from the Government for Bs 230,766 (Bs 5,388 on an historical cost basis) and established Movilnet. The amount paid for the cellular concession is being amortized over 40 years. The Concession was granted for 20 years and is renewable for an additional 20 year period.

Beginning in 2001, the tax regime applicable to cellular services operators was 9.3% of gross revenues subsequently decreasing by 1% per annum through 2005. (see Note 4 - Regulation – Tax regime).

For the years ended December 31, 2003, 2002 and 2001, the Concession tax expense included in the consolidated statements of operations is reflected as Concession and other taxes and totaled Bs 42,573, Bs 73,829 and Bs 73,282, respectively.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES:

a) Bases of presentation

Consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Venezuela (VenGAAP) issued by the Venezuelan Federation of Public Accountants. According to the Venezuelan Statement of Accounting No. 0, the hierarchy of controlling accounting guidance is VenGAAP followed in succession by International Accounting Standards (IAS), Mexican GAAP, Financial Accounting Standard Board pronouncements (FASB) and accounting standards issued by other Latin-American countries with issues similar to those of Venezuela.

b) Use of estimates in the preparation of financial statements

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses recognized during the reporting period. Actual results may differ from those estimates.

c) Adjustment for inflation

The Company’s consolidated financial statements are expressed on a constant bolivar basis as of December 31, 2003, in accordance with the Venezuelan Statement of Accounting Principles Number 10 “Standards for the Preparation of Financial Statements Adjusted for Inflation” (DPC 10) (revised and comprehensive), issued by the Venezuelan Federation of Public Accountants (VFPA) and dated December 2000. For all legal and statutory purposes, CANTV uses financial statements adjusted for inflation.

Accordingly, the amounts disclosed in the consolidated financial statements have been adjusted to reflect the bolivar’s purchasing power at December 31, 2003 based on the Consumer Price Index (CPI) for the metropolitan area of Caracas as published by the Central Bank of Venezuela (BCV).

For the years ended December 31, the most representative indexes used in the preparation of the inflation adjusted financial statements are as follows (1997 base):

	2003	2002	2001
Year-end CPI	385,66175	303,46946	231,27564
Average for year CPI	352,14698	268,63036	219,40902
Annual Inflation	27%	31%	12%

Each caption in the accompanying consolidated financial statements has been presented on the basis of the CPI at December 31, 2003, as follows:

i.	Monetary assets and liabilities (cash and temporary investments, accounts receivable, certain other assets and most liabilities) including foreign currency balances as of December 31, 2003, have not been adjusted for the effect of inflation since they already represent their inflation-adjusted value at that date. The balances as of December 31, 2002, have been updated based upon the relative change in the CPI between that date and the CPI at December 31, 2003.

ii.	Non-monetary assets (principally inventories and supplies, net, property, plant and equipment, net, the cellular concession, net and certain other assets) and stockholders’ equity have been updated based upon the relative change in the CPI between the time the assets and equity were acquired or contributed and the CPI at December 31, 2003.

iii.	The non-monetary liability for pension and other post-retirement benefit obligations and their related expenses, are recorded based on actuarial calculations (see Note 12 - Retirement benefits).

iv.	Monetary revenues and expenses have been updated based on the change in the CPI from the month in which transactions were recorded and the CPI at December 31, 2003.

v.	Non-monetary expenses (primarily depreciation and amortization) are based on the value of the corresponding asset (primarily property, plant and equipment and sofware) in the accompanying consolidated balance sheets (See (ii) above).

vi.	The monetary result is attributable to the Company’s net monetary asset or liability position during an inflationary period and is shown under Financing cost, net caption in the accompanying consolidated statements of operations (see Note 14 - Financing cost, net).

d) Consolidation

The consolidated financial statements include CANTV and all its majority-owned subsidiaries. CANTV’s principal subsidiaries are: Movilnet, Cantv.Net, Caveguías, CANTV Finance and Altair. In addition, beginning 2003, the Company is consolidating the workers benefit fund as a result of the retroactive adoption of IAS (see (v) – Restructuring of the consolidated financial statements). All subsidiaries are wholly owned, except for Caveguías which is 80% owned and, prior to 2002, Altair which was 51% owned by CANTV. All significant intercompany balances and transactions among the companies have been eliminated.

In May 2002, CANTV acquired the remaining 49% of Altair from Sky OnLine who was the operating partner of Altair under a contract signed with CANTV in 1997. CANTV paid US$5.2 million as indemnification to Sky OnLine for the termination of a contract to provide equipment, technical assistance and maintenance. Expenses for this contract are included in the accompanying consolidated statements of operations as operating expenses.

On October 24, 2003, an extraordinary Shareholders’ Assembly of Altair approved its dissolution and the transfer of its assets and liabilities to CANTV effective December 31, 2003.

e) Cash and temporary investments

Cash and temporary investments include short-term, highly liquid investments, having original maturities of three months or less. The loss in purchasing power of bolivar denominated cash and temporary investments is due to inflation and foreign exchange devaluations. Foreign exchange gains and losses on cash and temporary investments are reflected as a separate caption in the consolidated statements of cash flows.

f) Inventories and supplies, net

Inventories and supplies are presented at acquisition cost, net of reserves, which does not exceed their fair value. Certain inventories and supplies whose original cost per unit does not exceed the equivalent in bolivars of US$500 are expensed when purchased.

g) Property, plant and equipment and depreciation and amortization

Property, plant and equipment is recorded at acquisition cost, expressed in constant bolivars and include capitalized direct labor, allocated overhead costs, and materials used in connection with construction work in progress. Maintenance and repair costs are expensed when incurred while major improvements and renewals that extend the assets’ useful lives or asset capability, are capitalized. Upon disposal of fixed assets, the cost and accumulated depreciation are reduced from fixed asset accounts, and any gain or loss is recognized in the Company’s consolidated statements of operations.

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the fixed assets and the amortization over the period assigned to the intangible assets (see Note 2 - Company Background and Concession Agreement - Cellular Concession and Note 9 - Other assets).

h) Computer software

The cost of certain purchased computer software and systems for internal use are capitalized and classified as intangible assets. The estimated useful lives of these intangible assets range between 3 to 7 years. Internal-use software is defined as software which is acquired, internally developed, or modified solely to meet the internal needs of the Company, and for which, during the software’s development or modification, no substantive plan exists or is being developed by the Company to market the software externally. Regular maintenance and modifications to existing software are expensed when incurred.

i) Impairment of long-lived assets

The Company assesses impairment of long-lived assets, including intangible assets, based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, these assets are written down to their estimated fair values. No adjustment for impairment in the carrying value of long-lived assets has been recorded in the accompanying financial statements.

j) Revenue recognition

Revenues for wireline, wireless services, access to Internet and data transmission are recognized in the period in which services are rendered. These services are recognized based on minutes of use, monthly charges for basic rent and special services, all net of credits and discounts adjustments. Revenues from settlement of traffic with international telecommunications carriers are recognized on a net basis and are based on estimates of traffic volume and rates. Advertising revenues and related telephone directory printing costs are recognized upon publication of directories. Revenues related to phone handsets sales are recognized when the equipment is delivered and accepted by the customer or distributor, which are recorded separately from revenues for services. The Company records billed services not rendered, such as submarine cable usage, basic rent for telecommunication services and telephone directories, as deferred revenue.

During 2002, the Company launched a promotion for cellular subscribers consisting of awarding customers with credits in services for their total usage transacted during November and December of 2002. The amount was credited to each subscriber’s account of via equal installments, beginning in February 2003, over a twelve month period. The credits are granted only if certain conditions were met. Postpaid customers were required to maintain active and solvent accounts, while prepaid customers were required to maintain positive balances. As of December 31, 2003, there was Bs 2,716 of remaining deferred revenues related to the 2002 promotion. During 2001, the Company did not defer revenues for a similar promotion, and reduced 2002 revenues as customers were awarded with the benefits of the promotion. Consolidated financial statements as of December 31, 2001 have been restated in order to reflect these changes (see (v) – Restructuring of the consolidated financial statements). A similar promotion was not offered in the fourth quarter of 2003.

During 2001, the Company changed its presentation of interconnection revenues and costs in the consolidated statements of operations. Revenues from fixed to mobile outgoing calls include the amount paid by customers for fixed to mobile calls terminating in a wireless operator. The portion related to basic telephony charged to a wireless operator for mobile to fixed and fixed to fixed calls originated in other operators are included as Interconnection incoming revenue. Costs charged to CANTV and its consolidated subsidiary Movilnet from a wireless operator for the interconnection portion of fixed to mobile traffic, mobile to mobile or fixed to fixed calls are presented as Interconnection costs in the consolidated statements of operations. Previously, only the fixed portion of the fixed to mobile traffic was included as revenue, while the cost for the outgoing fixed to mobile or mobile to mobile traffic was presented net of such revenues.

k) Provision for uncollectible accounts

The Company maintains a provision for doubtful accounts at a level deemed adequate to provide for potentially uncollectible receivables. The Company currently reserves 3% of monthly billed revenues for wireline services, 5% for wireless services and 10% for Internet and other voice services. The balance of this allowance is continuously assessed by management using several factors that affect the collectibility of accounts receivable.

A full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after performing several collection efforts following non-payment by wireline and wireless subscribers. Such permanent disconnections generally occur within 90 days from statement date. As an overriding policy, an analysis is performed for residential and business wireline subscribers with outstanding receivables that are 90 days past due. In addition each unit performs an assessment of recoverability on individual cases.

l) Amortization of discount on issued promissory notes

In September 2000, the Company issued discounted promissory notes denominated in bolivars with a maturity of 5 years. The discount is being amortized using the effective rate method (see Note 10 – Long-term debt).

m) Income tax

Income tax is calculated based upon taxable income, which is different from income before tax in the consolidated statement of operations. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Investment tax credits for new investment in property, plant and equipment reduce the income tax during the year in which such assets are placed in service. Investment tax credits as well as tax losses, except those from tax inflation adjustment, are permitted to be carried forward for 3 years. Venezuelan tax regulations also provide for a corporate asset alternative minimum tax based on inflation adjusted net assets (see Note 16 – Taxes).

The Company recognizes through the deferral method, the impact of income taxes originating from temporary differences existing between income tax expense calculated on the basis of net income, determined in accordance with Venezuelan Generally Accepted Accounting Principles, and taxable income for the period, in accordance with current tax legislation. Such tax effect is assigned to future periods in which such temporary differences will be realized.

Recording of deferred income tax benefit is subject to a reasonable expectation of realization and a deferred tax asset is not credited against results for an amount exceeding tax based on taxable income. Based on tax results from prior years and current conditions of economic uncertainty, the Company has not recorded the asset resulting from deferring the tax effect of temporary reconciliation differences.

n) Employee severance benefits and other benefits

Employee severance benefits are calculated and recorded in accordance with the Venezuelan labor law and the Company’s current collective bargaining agreement.

Under the current Labor Law, employees earn a severance indemnity equal to 5 days salary per month, up to a total of 60 days per year of service. Labor indemnities are earned once an employee has completed 3 months of continuous service. Beginning with the second year of service, the employees earn an additional 2 days salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days salary. Severance benefits must be funded and deposited monthly in either an individual trust or a severance fund, or accrued in the employer’s accounting records, as specified in writing by each employee.

In the event of unjustified or involuntary termination, employees have the right to an additional indemnification payment of one month of salary per year of service up to a maximum of 150 days of current salary. Furthermore, in the event of involuntary termination, the Law requires payment of an additional severance benefit up to a maximum of 90 days of current salary based on length of employment.

The Company has a workers benefit fund designed to award employee excellence via the granting of Company shares (see Note 13 – Stockholders’ equity - Workers benefit fund). This contribution is recognized as an expense when the shares are awarded to the worker and it is determined based on market value of granted shares.

Additionally, Venezuelan labor law requires mandatory annual profit sharing distribution to all employees in amounts of up to 120 days of salary. CANTV made distributions equal to 120 days salary at December 31, 2003, 2002 and 2001, totaling Bs 58,581, Bs 68,609 and Bs 63,158 respectively.

o) Pension plan and other post-retirement benefits

The noncontributory pension plan benefit is accrued based on actuarial estimates. The real discount rate and real rate of compensation increase used to develop the projected benefit obligation as of December 31, 2003 were 7% and 2%, respectively. Postretirement benefits relating to health care expenses are also recorded based on actuarial estimates (see Note 12 - Retirement benefits). Cumulative gains and losses in excess of 10% of the greater of Projected Benefit Obligation or market-related value of plan assets are amortized over the expected average remaining future service of the current active employees. Actuarial gains and losses may result from differences between assumptions applied in the estimates such as inflation rates and assets returns and actual results (see Note 12 - Retirement benefits).

p) Foreign currency denominated transactions

Foreign currency denominated transactions are recorded at the bolivar exchange rate as of the date of the transaction. Outstanding balances of foreign currency denominated assets and liabilities are translated into bolivars using the exchange rate at the balance sheet date, which was Bs 1,600/US$1 (controlled rate, see Note 21 – Exchange control) and Bs 1,403/US$1 (free rate) as of December 31, 2003 and 2002, respectively (see Note 5 - Balances in foreign currency). Any exchange gain or loss from the translation of these balances and transactions is reflected as exchange gain (loss), net in the Financing cost, net caption in the accompanying consolidated statements of operations (see Note 14 - Financing cost, net). The Company does not engage in hedging activities on either foreign currency balances or transactions.

q) Fair value of the financial instruments

The carrying value of cash and equivalents, accounts receivable and accounts payable approximate their fair values since these instruments have short-term maturities. In addition, most of the loans and other financial obligations of CANTV and its subsidiaries have interest rates subject to variable market conditions. Management considers their carrying amounts to approximate fair values.

r) Earnings (loss) per share

Earnings (loss) per share are based on 775,997,457, 776,201,812 and 905,150,957 of average common shares outstanding at December 31, 2003, 2002 and 2001, respectively. This number of shares excludes treasury shares and shares for workers benefits. Basic and diluted earnings per share are the same for all the periods presented, since the Company did not have potential dilutive instruments.

s) Concentration of credit risk

Although cash and cash equivalents, accounts receivable and financial instruments of CANTV and subsidiaries are exposed to a potential credit loss risk, management believes it is not significant. Cash and cash equivalents include short-term financial investments, primarily certificates of deposit and commercial paper, which have maturities of three months or less, in high quality institutions. Most of the Company’s accounts receivable are from a wide and diverse group of customers, and collectively do not represent a significant credit risk. There is a concentration of Government accounts receivables (see Note 7 - Accounts receivable from Venezuelan government entities).

t) Market risk:

The carrying amounts of cash and short-term investments, trade receivables and payables, and short-term and long-term debt approximate their fair values.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with the highest quality issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk and market risk by investing with U.S. and European issuers that are guaranteed by wholly-owned foreign companies with the safest and highest credit quality securities.

The Company mitigates default risk by investing in highly liquid U.S. dollar denominated short-term financial investments, primarily certificates of deposit and commercial paper, which have maturities of three months or less. The Company does not estimate any material loss with respect to its investment portfolio.

The majority of the Company’s indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yen, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company’s policy is to manage interest rate risk through the use of a combination of fixed and variable rate debt. Curently the Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars to meet financing obligations. Currently, US dollars are not readily available due to the exchange control regime effective since February 5, 2003.

u) Consolidated financial statement reclassifications

Certain amounts from the December 31, 2002 and 2001 consolidated financial statements have been reclassified for comparison purposes.

v) Restructuring of the consolidated financial statements

In 2001 and 2002 the Company initiated a marketing campaign whereby wireless customers received airtime credits during the following year based on the airtime used during the months of November and December of 2001 and 2002, respectively. As previously reported in our 2001 audited financial statements, no adjustment to revenues were made in those financial statements to reflect the credits granted to customers for 2002. Management believes that it is appropriate to defer a portion of the revenue related to the credits until the customer uses these credits in the following year. Accordingly, 2001 revenues and consequently, net income and retained earnings for 2001 were reduced by Bs. 24,657 in the accompanying financial statements (see note 3(j) – Revenue recognition).

In 2003 the Company adopted International Accounting Standard (IAS) 19 “Employee Benefits” (Revised 1998) for provisions applicable to the amortization period of the transition obligation resulting from the adoption of its pension plan, with immediate recognition retroactive to 1999. Previously, the Company amortized the transition obligation based on the 20 year average remaining service life of employees. Adoption of IAS 19 resulted in an increase in liability of Bs. 192,654 and the related accumulated charge to retained earnings as of December 31, 2002. Financial statements for previous years as of December 31, 2002 have been restated to reflect this adoption for comparison purposes.

In 2003 the Company adopted the interpretations issued by the International Accounting Standards Board, related to the consolidated presentation of the financial statements of the Workers Benefit Fund and the presentation of the Class “C” shares, acquired by the fund, as a deduction to stockholders’ equity. As of December 31, 2003 these Class “C” shares have a book value of Bs 69,404. The fund balance was previously included with other assets on the consolidated balance sheet.

Additionally, the Company’s share in the International Satellite Telecommunication Organization (INTELSAT) and in New Skies Satellites, N.V., have been classified as available for sale and, as a result, the fluctuation on fair value of those investments amounting to Bs 4,980 is included in other adjustments in the statement of changes in stockholders’ equity. Beginning July 2001, the method to record INTELSAT investment has been changed as a result of its privatization. Previously this investment was recorded under the equity method and the adjustments resulting from the translation to bolivars of these foreign affiliates, was included in CANTV’s Stockholders’ Equity. CANTV’s ownership interest in INTELSAT was 1.12% at December 31, 2003.

The consolidated financial statements as of December 31, 2002 restated from the amounts previously reported are as follows:

	2002		2001
	As Restated	As previously reported	As Restated	As previously reported
Total assets	6,583,212	6,650,039	7,095,490	7,157,122
Total liabilities	2,576,098	2,387,752	2,827,054	2,639,585
Stockholders’ equity	4,004,134	4,259,307	4,265,435	4,514,537
Operating income	135,588	138,717	250,839	220,300
Net income	84,953	77,568	138,358	107,287

NOTE 4 - REGULATION:

CANTV’s services and tariffs are regulated by the rules established in the Concession agreement, the Organic Telecommunications Law enacted in 2000 and its Regulations, as well as the Agreement (see Note 2 - Company background and concession agreement).

The Organic Telecommunications Law along with the Regulations, provide the general legal framework for the regulation of telecommunications services in Venezuela. Under the Organic Telecommunications Law, suppliers of public telecommunications services, such as the Company, must operate under concessions granted by the Government, which acts through the Ministry of Infrastructure.

CONATEL is an independent regulatory body under the direction of the Infrastructure Ministry, created by presidential decree in September 1991(“CONATEL Decree”), which has the authority to manage, regulate and control the use of Venezuela’s limited telecommunications services resources and recommend granting of concessions, licenses and administrative authorizations as well as the approval of tariffs and collection of taxes. CONATEL, together with the Superintendent of Promotion and Protection of Free Competition (Pro-Competencia), is also responsible for the promotion and protection of free competition.

Tax regime

The 2001 Law adopted a new tax regime applicable to all telecommunications service operators based on gross revenues. The new taxes replace the former annual tax and concession fee, which was assessed at 5.5% for wireline and 10% for wireless services. The new composite tax rate totals 4.8% and is comprised of the following: 2.3% activity tax, 0.5% CONATEL funding tax up to 0.5% spectrum allocation tax, 1% Universal Service Fund tax and 0.5% Telecommunications Training and Development Fund tax. In addition, cellular operators became subject to a supplementary tax of up to 4.5% of their gross revenues (excluding interconnection revenue), which decreases by 1% per annum through 2005 when it will be eliminated. This tax was 2.5% for 2003 and 3.5% for 2002.

Tariffs

On February 22, 2001, pursuant to the New Organic Telecommunications Law, CONATEL established maximum tariffs effective March 10, 2001 and a new “price-cap” system under which, the maximum tariffs may be adjusted based on a formula tied to the wholesale price index (WPI) and the devaluation rate of the bolivar against the US dollar. The “price-cap” system allows an increase or decrease of established tariffs based on deviations in excess of up to 7.5% above or below the projected monthly estimates of those indexes. If the accrued excess of the projected index deviates more than 7.5% above the projections, CONATEL must review the “price-cap” formula. This “price-cap” system remains effective as of December 31, 2003.

On May 30, 2002, pursuant to the new price-cap system CONATEL published the 2002 price-cap in the Official Gazette No. 37,454, which became effective on June 15, 2002. This agreement contemplated the new scheme for residential plans, which reduced the number of plans from 7 to 5, including a flat residential tariff and the prepaid tariff. The new plans established by the Company pursuant to that scheme are: “Limited”, “Classic” and “Talk More For Less”, which replaced the 5 previous plans in effect until June 14, 2002. Under the price-cap system, CANTV was authorized to increase national and international long distance call services tariffs to a maximum of 19.70% and 12.83%, respectively. The Company, instead, granted promotional discounts between 5.84% and 11.40% for these services.

The May 30, 2002 agreement also included two provisions for extraordinary adjustments. The first extraordinary adjustment was related to residential customers and established the September 2002 Price-Cap adjustment for deviations between the projected variables in the agreement and the actual figures published by the Central Bank of Venezuela. The extraordinary adjustment could be up to 4% and only required notification to CONATEL through publication in the local press. On September 16, 2002 this extraordinary tariff adjustment became effective at the maximum 4%. The second extraordinary adjustment related to fixed to mobile outgoing calls services and international long distance. This extraordinary adjustment was applicable only if there were significant deviations from the projected devaluation of the bolivar. On August 31, 2002, an adjustment of fixed to mobile tariffs was approved and published in the Official Gazette No. 37,506 on August 15, 2002. Tariffs for international long distance services did not require an extraordinary adjustment.

Beginning April 1, 2003, an average increase of approximately 25% to non-regulated residential and non-residential customers and miscellaneous services tariffs by CONATEL as well as 12% increase for flat residential plan basic rent tariffs became effective pursuant to the Official Gazette No. 37,454 published on May 30, 2002.

On April 27, 2003 a regular tariff increase ranging between 4% and 7% for non-residential, fixed to mobile and public telephones became effective pursuant to the tariff agreement published in the Official Gazette No. 37,669 dated April 10, 2003. Additionally, this agreement reproduces the provisions for extraordinary adjustments from the agreement of May 30, 2002 with the modification of allowing up to three additional adjustments. These adjustments were effected in July and October 2003 and January 2004 at the rates of 2%, 4% and 5%, respectively.

NOTE 5 - BALANCES IN FOREIGN CURRENCY:

The Company has assets and liabilities denominated in U.S. dollars and liabilities in Japanese yen (see Note 3(t) - Market risk), as of December 31, as follows:

	2003	2002
	(Expressed in millions of U.S. dollars)
Cash and temporary investments	129	274
Accounts receivable, net	24	27
Other assets	41	29
Accounts payable	(63)	(55)
Short and long-term debt	(217)	(264)

Net (liability) asset position in foreign currency	(86)	11

Effective February 5, 2003, the Venezuelan Government and the BCV signed exchange control agreements that immediately established limits to the exchange of foreign currency (see Note 21 - Exchange control and Note 22 – Subsequent events).

NOTE 6 - ACCOUNTS RECEIVABLE, NET:

The Company’s accounts receivable, net balances as of December 31, are as follows:

	2003	2002
Subscribers
Wireline telecommunications
Residential	113,681	145,807
Non-residential	232,996	286,578
Wireless telecommunications	50,681	57,557
Other Telecommunications services	40,249	38,638
Net settlements	25,284	23,743
Telephone and prepaid card distributors	37,351	86,954
Other	17,499	21,669

	517,742	663,368
Less: Allowance for doubtful accounts	(86,324)	(80,321)

	431,418	583,047

Unbilled revenues of Bs 91,036 and Bs 96,391 are included in accounts receivable as of December 31, 2003 and 2002, respectively. (See Note 3 (i) – Revenue recognition and 3(k) – Provision for uncollectible accounts).

NOTE 7 - ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES:

The Company’s main customer is the Venezuelan public sector, including the Central and decentralized Government, its agencies and enterprises, the Venezuelan states and municipalities (collectively, Government entities). Government entities generated approximately 7%, 5% and 5% of the Company’s consolidated revenues during the years ended December 31, 2003, 2002 and 2001 respectively.

The following table shows accounts receivable aging from Government entities as of December 31:

Years	2003	2002
2003	95,357	—
2002	20,221	65,227
2001 and prior	25,007	60,559

	140,585	125,786

During the years ended December 31, changes in accounts receivable from Government entities are as follows:

	2003	2002
Balance at beginning of year	125,786	173,764
Billings	228,920	182,100
Collections	(187,315)	(188,740)
Monetary loss	(26,806)	(41,338)

Balance at end of year	140,585	125,786

The amounts that Central Government entities can pay for telecommunication services are established in annual budgets, which are not based upon actual annual usage. As a result of these budgeting processes and due to other macroeconomic reasons, a number of Government entities have not paid the Company in full for telecommunications services received. In addition, as a result of inflation and devaluation, the value of these balances has decreased. As of December 31, 2003 and 2002, balances in respect of decentralized entities, such as embassies and other entities, was Bs 1,314 and Bs 6,100, respectively.

To reduce the government debt owed to CANTV, management has taken actions to reduce uncompensated usage and early recovery of prior years’ balances. However, there is no guarantee that the Company will not continue to experience significant delays in the collection of government receivables and that inflation and devaluation will continue to reduce the value of these assets.

During 2002, CANTV received Venezuelan National Public Debt Bonds from the National Government for a discounted value of Bs 63,563 (nominal value of Bs 74,878) in order to pay overdue debts to the Company. As of December 31, 2003, of Bs 1,808 of the bonds are reflected in other assets (see Note 9 – Other assets) and the remaining balance plus the amortized portion of discounts and interests of Bs 8,075 has been contributed to the pension plan fund. (see Note 12 – Employee benefits).

During 2003, the Company received payments in the form of a note denominated in US dollars and Venezuelan National Debt Bonds denominated in bolivars, in the amount of Bs 67,470 (nominal value of Bs 70,191). Bs. 41,592 was applicable to centralized government entities and the remaining Bs. 26,878 was attributable to decentralized entities. As of December 31, 2003, Bs 24,188 of these bonds have become due and has been utilized by the Company for the payment of certain taxes, Bs 12,401 was recorded according to its maturity, as temporary investments, and the remaining portion as other assets (see note 9 – Other assets).

CANTV’s management believes all amounts from Government entities will be collected either in cash and/or through Government bonds and promissory notes.

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT, NET:

Property, plant and equipment, net of depreciation and amortization, as of December 31, is comprised as follows:

	2003	2002
Plant
Wireline telecommunications	13,185,264	14,139,276
Wireless telecommunications	955,760	1,528,078
Other telecommunications services	43,760	67,861
Buildings and facilities	2,633,078	2,025,895
Furniture and equipment	514,168	886,392
Vehicles	50,668	54,339

	17,382,698	18,701,841
Less: Accumulated depreciation	(13,761,681)	(14,306,621)

	3,621,017	4,395,220
Land	81,395	70,187
Construction work in progress	35,935	109,100

	3,738,347	4,574,507

The range of useful lives for the different classes of property, plant and equipment are as follows:

Useful lives (in years)
Plant
Wireline telecommunications	3 to 32
Wireless telecommunications	2 to 20
Other telecommunications services	5 to 13
Buildings and facilities	5 to 25
Furniture and equipment	3 to 7
Vehicles	3 to 5

Depreciation expense recorded for the years ended December 31, 2003, 2002 and 2001 totaled Bs 946,340, Bs 1,020,708 and Bs 1,170,786.

Capitalized direct labor and allocated overhead costs totaled Bs 13,252, Bs 23,335 and Bs 25,315 for the years ended December 31, 2003, 2002 and 2001 respectively.

In September 2003, the Company accelerated depreciation form certain unused equipment recording an additional depreciation of Bs 26,646, included in the consolidated statement of operations.

NOTE 9 - OTHER ASSETS:

Other assets as of December 31, are comprised as follows:

	2003	2002
Information Systems (Software), net	284,424	351,723
Investments in equity	42,019	52,397
Investment in Government obligations	34,402	6,030
Prepaid taxes	8,565	12,853
Other	2,951	10,673

	372,361	433,676

Information Systems (Software), net, includes the cost of computer software and systems for internal use, net of accumulated amortization and the cost of usage rights to satellites that are amortized over periods ranging from 3 to 7 years based upon the terms of contracts that grant usage rights. Amortization expense was Bs 87,186, Bs 77,469 and Bs 90,485 for the years ended December 31, 2003, 2002 and 2001 respectively. Accumulated amortization was Bs 679,713 and Bs 592,526 as of December 31, 2003 and 2002, respectively.

Investments in equity represent the Company’s share in the International Satellite Telecommunications Organization (INTELSAT) and in New Skies Satellites N.V. representing 1.12% and 1.44% ownership, respectively. The Company classifies these investments as available for sale and their fluctuation in fair value is reflected as other adjustments in the statement of changes in stockholders’ equity. As of December 31, 2003, these investments are recorded at a cost of Bs 37,039 and an unrealized gain of Bs 4,980.

As of December 31, 2003 the Investment in Government obligations includes bonds received from the Government, the most significant having a value of Bs 13,543 (Bs 16,287 nominal value) with a quarterly payable variable interest rate, due on November 18, 2005. The Investment in Government obligations also includes a promissory note received from the Government in January 2003 for Bs 17,129 in payment of overdue debts to the Company. This promissory note will be outstanding through June 30, 2004 (see Note 7– Accounts receivable from Venezuelan Government entities). The amortized cost and fair value of these investments according to its maturity as of December 31, 2003, are as follows:

	Amortized cost	Fair value
Due in 1 year or less	18,938	18,944
Due in 1 to 5 years	15,464	16,854

	34,402	35,798

NOTE 10 - LONG-TERM DEBT:

Long-term debt as of December 31, is comprised of the following:

	2003	2002
Notes in U.S. dollars at fixed interest rates of 9.25% at December 31, 2003 and 2002, maturing in 2004 and 2002, respectively.	159,996	178,231

Notes in U.S. dollars at interest rates of six-month LIBOR plus a margin between 1.35% and 1.75% (averaging 3.69% at December 31, 2002), maturing through 2003.	—	49,033

Bank loans in Japanese yen at a fixed interest rate of 5.80% at December 31, 2003, a margin from 5.80% to 6.80% at December 31, 2002 and in U.S. dollars at interest rates of six-month LIBOR (averaging 5.82% at December 31, 2002), maturing through 2009.	88,771	107,274

IFC loans in U.S. dollars at variable interest rates:

a. Six-month LIBOR plus a margin between 3.00% and 1.75%, (averaging 4.18% and 3.67% at December 31, 2003 and 2002, respectively), maturing through 2005.	40,000	53,490

b. Six-month LIBOR plus a margin of 2.00%, (averaging 3.11% and 3.92% at December 31, 2003 and 2002, respectively), maturing through 2007.	28,000	39,003

c. Six-month LIBOR plus a margin between 1.75% and 3.00% (averaging 2.86% and 5.25% at December 31, 2003 and 2002, respectively), maturing through 2005.	32,000	44,575

Notes payable suppliers in U.S. dollars at a fixed interest rate of 5.48% maturing in 2003.	129	112

Banks loan in bolivars, bearing interest at the average lending rate of the four major banks in Venezuela (35.70% and 45.30% at December 31, 2003 and 2002, respectively), maturing through 2007.	1,554	2,389

Promissory notes in bolivars, bearing interests at a fixed rate of 23.5% maturing through 2005	20,539	23,187

Bank loans in bolivars at fixed and variable interest rate of 22.52% and 31.44% at December 31, 2003 and 2002, respectively, maturing through 2010.	13,155	17,152

Total debt	384,144	514,446
Less: Current maturities	(200,067)	(93,718)

Total long-term debt	184,077	420,728

In February 1990, the Company acquired a loan with the Japan Bank for International Cooperation (formerly The Export - Import Bank of Japan) by ¥16,228, invested in technological changes in the transmission network and urban connection. This loan is amortized semi-annually and as of December 31, 2003, the outstanding balance of this loan is ¥5,950 million.

In February 1997, the Company prepaid the outstanding debt balance under the Bank Refinancing Agreement and Bs 48,240 of debt to suppliers with the proceeds from the sale of two Guaranteed Notes for US$ 100 million each, which were payable in 2002 and 2004, respectively. The notes were issued by CANTV Finance Ltd., a wholly owned subsidiary of the Company. The Guaranteed Notes are unconditionally and irrevocably guaranteed by CANTV for payment of principal and interest. In February 2002, the Company made a payment of US$100 million related to such Guaranteed Notes.

On June 7, 1996, the Company entered into an agreement with the “International Finance Corporation” (IFC Facility). Pursuant to the IFC Facility, the Company obtained loan commitments aggregating up to US$261 million, of which US$175 million was disbursed. Of the amount disbursed, US$75 million was used in the Company’s modernization and expansion program as mandated by the Concession and for certain other capital expenditures. The remaining US$100 million represents the conversion of certain debt outstanding under a Bank Refinancing Agreement into longer-term debt.

In March 1998, the Company paid US$150 million of the outstanding debt under the IFC Facility with the proceeds from the sale of variable-interest-rate notes issued by CANTV Finance Ltd., a wholly-owned subsidiary of the Company, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The principal on the remaining loan is payable as a single payment of US$25 million in 2005. The interest rate on this loan is based on LIBOR plus a margin and an additional amount of up to 3% based on the Company’s annual net income equivalent in U.S. dollars, paid semi-annually.

Pursuant to the IFC Facility, the Company may pay dividends only if it is current with respect to its semi-annual payments. In addition, the Company is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, each as defined by the agreement. The Company has complied with these covenants as of December 31, 2003.

In 1997, Movilnet signed an agreement with the IFC Facility for two loans totaling US$95 million, which were disbursed during 1998. The proceeds of these loans were used for expansion and modernization of the cellular network. As of December 31, 2003 the balance of this debt is US$ 37.5 million.

In September 2000, the Company issued discounted promissory notes of Bs 28,000 denominated in bolivars with a maturity of 5 years. The promissory notes were placed at a 44% discount and an annual fixed interest rate of 23.5%. As of December 31, 2003, the balance of these notes, presented net of the unamortized discount, was Bs 20,539. Additionally, in September and December 2000, two loan agreements were signed with local banks for Bs 7,000 each, with maturities between 5 and 10 years.

As of December 31, 2003 estimated payments of long-term debt are: Bs 200,067 in 2004, Bs 107,363 in 2005, Bs 24,041 in 2006, Bs 24,261 in 2007, Bs 17,586 in 2008 and Bs 10,826 thereafter, translated into bolivars at the exchange rate at this date. Fair value of long-term debt approximates its book value since Guaranteed Notes of US$100 million are close to its maturity date.

NOTE 11 - OTHER CURRENT LIABILITIES:

Other current liabilities as of December 31, comprised the following:

	2003	2002
Concession tax	49,047	69,069
Subscriber rights	67,785	80,416
Accrued liabilities	45,191	32,379
Income, value added and other taxes	61,585	44,913
Interest payable	10,394	12,505
Provision for legal and tax contingencies	33,256	36,276
Technical and administrative services due to stockholders	3,878	7,455
Other	6,951	9,541

	278,087	292,554

Subscriber rights represent up-front payment from customers when services are activated.

NOTE 12 - RETIREMENT BENEFITS:

Pension plan

The Company sponsors a non-contributory pension plan for its employees. The benefits to be paid under the plan are based on years of service and the employee’s final salary. As of December 31, 2003 and 2002, the Company has funded Bs 456,442 (includes US$ 237.7 million) and Bs 388,165 (includes US$ 170.0 million), respectively, in a trust for this benefit plan on behalf of the retirees. As of December 31, 2003, this pension plan fund includes Bs 69,829 million (in nominal Bs) related to the Venezuelan National Public debt received during 2002 in order to pay basic services (see Note 7 – Accounts receivable from Venezuelan Government entities). These bonds have a discounted value ranging between 78.21% and 96.95% with maturity dates in 2004 and interest payable quarterly at variable interest rates.

The components of pension expense for the years ended December 31 are as follows:

	2003	2002	2001
Benefits earned during the year	19,422	20,670	16,601
Interest cost on projected benefit obligation	40,861	38,141	36,764
Return on assets	(23,289)	(14,754)	(15,887)
Actuarial gain recognized	(17,661)	(2,352)	(23,268)

	19,333	41,705	14,210

The accrued pension plan obligation as of December 31, is as follows:

	2003	2002
Active employees	265,129	369,437
Retirees	178,759	242,602
Projected benefit obligation	443,888	612,039
Funded amount at fair value	(453,137)	(388,163)
Unrecognized net actuarial gains	317,078	178,473

Pension obligations (including current portion of Bs. 36,541 and Bs. 37,600, respectively)	307,829	402,349

Unrecognized net actuarial gains are generated mainly from changes in future estimated inflation rates which have a significant impact on pensions since they are not increased by inflation. The greater the projected inflation rates, the lower the present value of the projected benefit obligation. Due to the volatility of the Venezuelan economy, projected inflation rates are revisited every year. In addition, devaluation of 85% experienced in 2002 had a significant impact on the assets contributed in dollars.

Reconciliation of changes generated during the year in the net pension liability recognized is as follows:

	2003	2002
Pension at the beginning of the year	402,349	541,254
Expense	19,333	41,705
Payments during the year	(113,853)	(180,610)

Pension Plan at the end of the year	307,829	402,349

Assumptions used to develop the projected benefit obligation are as follows:

Discount rate	7%
Expected return on plan assets	6%
Rate of compensation increase	2%

These assumptions represent estimates of real interest rates and compensation increases rather than nominal rates.

Post-retirement benefits other than pensions

The Company records medical claims related to accrued postretirement benefit obligations other than pensions, based on actuarial calculations.

The components of postretirement benefit expense for the years ended December 31, are as follows:

	2003	2002	2001
Benefits earned during the year	6,264	5,838	5,546
Interest cost on accumulated post-retirement benefit obligations	36,805	33,206	32,554
Other	12,074	7,262	7,408

	55,143	46,306	45,508

The accrued post-retirement benefit obligation as of December 31, is as follows:

	2002	2001
Active employees	110,912	135,033
Retirees	435,769	412,391

Accumulated postretirement benefit obligation	546,681	547,424
Unrecognized net actuarial losses	(134,703)	(156,768)

Accrued post-retirement benefit (including current portion of Bs. 39,366 and Bs. 6,003, respectively)	411,978	390,656

Unrecognized net losses have been generated mainly from changes in the population and actual experience of payments made for claims.

Reconciliation of changes generated during the year in the net liability recognized for postretirement benefits, is as follows:

	2003	2002
Accrued post-retirement benefits obligations at the beginning of the year	390,656	379,172
Expense	55,143	46,306
Payments during the year	(33,821)	(34,822)

Accrued post-retirement benefits obligations at the end of the year	411,978	390,656

Assumptions used to develop the accumulated postretirement benefit obligation are as follows:

Discount rate	7%
Medical cost trend rate	2%

These assumptions represent estimates of real interest rates and medical cost trend rate increases rather than nominal rates.

A review of the actuarial assumptions in light of the changing economic and business environment in Venezuela is currently underway, as well as a review of pension and postretirement benefits plans, and it is possible that some of the assumptions may be changed during 2004. The impact of these potential changes will be included as actuarial gains or losses to be amortized in the future.

Defined contribution plan

The Company has a defined contribution plan (Special Economic Protection Plan for Eligible Retirees) which includes a supplementary monthly payment to normal payments on pension benefits to retirees and survivors as of August 15, 1995, who receive a monthly pension bonus equivalent to below Bs 30,000 (in nominal Bs), as well as those retirees who are older than 60 with bonus payments between Bs 30,001 (in nominal Bs) and Bs 70,000 (in nominal Bs). Contributions are distributed to retirees based on the number of years they have been retired. Additionally, each retired employee can receive a one-time annual bonus of Bs 145,000 (in nominal bolivars) at the Company’s discretion of which Bs 751 and Bs 859 have been paid as of December 31 2003 and 2002, respectively. As of December 31, 2003 and 2002, the Company has funded Bs 17,574 (includes US$ 3.9 million) and Bs 21,282 (includes US$ 3.8 million), respectively, in a trust for this plan on behalf of these employees. The Company has no obligation to increase this plan.

NOTE 13 - STOCKHOLDERS’ EQUITY:

Dividends

The Venezuelan Commercial Code, Capital Markets Law and the Standards issued by the Comisión Nacional de Valores (CNV), regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements provide for certain restrictions that limit the ability of the Company to pay cash dividends (see Note 10 - Long-term debt). The Commercial Code establishes that dividends shall be paid solely out of “liquid and collected earnings”. The Capital Markets Law mandates that the Company annually distribute no less than 50% of its net annual income to its shareholders, after income tax provision and having deducted the required legal reserves. Likewise, the Capital Markets Law provides that at least 25% of such 50% shall be paid to the shareholders in cash dividends. However, should the Company have accumulated losses, any net income shall be initially applied to offset such deficit.

According to CNV Standards, unconsolidated net income, excluding the equity participation of subsidiaries adjusted for inflation, is the basis for dividend distribution. While as of December 31, 2003, the Company presents a net loss for this concept, however it has retained earnings of Bs 644,752 available for dividend distribution.

The Capital Markets Law establishes that dividends must be declared in a Shareholders’ Assembly at which shareholders determine the amount, form and frequency of the dividend payment. Additionally, under CNV regulations, companies’ by-laws must state their dividend policies. The CNV cannot exempt a company with publicly traded securities from paying minimum dividends the year income is obtained.

On December 14, 2001, CANTV’s Board of Directors approved new guidelines for annual dividend distribution beginning in 2002. These guidelines include the distribution to shareholders of 50% of prior year free cash flow, defined as free cash flow taken from annual audited consolidated financial statements, net of debt and interest payments scheduled for the following year. Annual payment of dividends will be made in bolivars in quarterly installments according to the Board of Directors’ recommendation and approval of the Annual Shareholders’ Assembly, according to current Venezuelan legislation.

On December 2, 2003, an extraordinary Shareholders’ Assembly declared a dividend charged to retained earnings as of December 31, 2002 of Bs 350 per share. These dividends were paid on December 19, 2003 to shareholders of record as of December 12, 2003.

On March 28, 2003, an Ordinary Shareholders’ Assembly Approved the remaining payment of the ordinary dividend for 2003 of Bs 71 per share, payable on April 23, 2003, to shareholders of record as of April 9, 2003.

On December 10, 2002, an extraordinary Shareholders’ Assembly declared an extraordinary dividend with a charge to accumulated profits as of December 31, 2001 of Bs 165 per share. The Board also approved the payment of a portion of the ordinary dividend for 2003 of Bs 140 per share. These dividends were paid on January 15, 2003 to shareholders of record as of January 2, 2003.

On March 22, 2002, an Ordinary Shareholders’ Assembly declared a cash dividend of Bs 41.60 per share to shareholders of record as of May 24, 2002. This dividend was paid on June 6, 2002 by the Company.

On October 24, 2001, an Extraordinary Shareholders’ Assembly declared an extraordinary cash dividend of Bs 520 per share, to be paid in two installments, one of Bs 284 per share on December 10, 2001 to shareholders of record as of December 3, 2001 and the other one of Bs 236 per share on March 18, 2002 to shareholders of record as of March 6, 2002.

On March 27, 2001, an Ordinary Shareholders’ Assembly declared a cash dividend of Bs 63 per share to shareholders of record as of April 6, 2001. This dividend was paid on April 24, 2001.

Capital stock

Capital stock is represented by 926,037,385 shares at December 31, 2003, as follows:

Stockholders	Class	Participation %	Number of shares (in thousands)
Verizon Communications, Inc (Verizon)	A	25.30	196,401
Telefónica Venezuela Holding B.V.	A	7.01	54,407
Banco Mercantil	A	0.05	367
Inversiones TIDE, S.A.	A	—	3
Banco de Desarrollo Económico y Social de Venezuela	B	6.69	51,900
Workers Trusts and Employees	C	7.67	59,566
Verizon Communications, Inc. (Verizon)	D	3.61	28,009
Public Shareholders	D	49.67	385,485

		100.00	776,138

Workers benefit shares			11,002
Class D shares held in treasury			138,897

			926,037

In 1991, VenWorld was a private consortium of companies led by Verizon (formerly GTE Corporation), and originally included T.I. Telefónica Internacional de España, S.A.; C.A. La Electricidad de Caracas, S.A.C.A.; Consorcio Inversionista Mercantil (CIMA), C.A. S.A.C.A. and AT&T International, Inc. (AT&T) (Participants in the Consortium) who acquired 40% of CANTV shares in 1991.

Beginning on January 1, 2001, VenWorld shareholders received the right to have their shares redeemed and converted into CANTV Class “A” shares. Any Class “A” share transferred to any entity, not wholly-owned by the Participants of the Consortium would be automatically converted into Class “D” shares.

During 2001, three of the Participants of the Consortium requested redemption of their shares, leaving Verizon Communications and T.I. Telefónica Internacional de España, S.A. as shareholders and Participants of the Consortium, together with other minority shareholders representing 3.3% of VenWorld’s capital stock.

On February 1, 2002, an extraordinary shareholders assembly of VenWorld approved the liquidation of the Consortium.

Class “B” shares may only be owned by the Government. The transfer of Class “B” shares to any non-public sector individual or entity will cause the shares to be automatically converted to Class “D” shares, except if the shares are transferred to a CANTV employee or retiree, in which case the shares will be converted to Class “C” shares. Class “B” stockholders had the right to elect two members of the Board of Directors of the Company until January 1, 2001. Thereafter, they may elect only one member together with all other stockholders. A majority of holders of Class B shares is required to approve a number of corporate actions, including certain amendments to By-laws.

Class “C” shares may be owned only by employees, retirees, former employees and heirs and spouses of employees or retirees of CANTV and its subsidiaries as well as employees companies and benefit plans. Any Class “C” shares transferred to any other individual or entity will be automatically converted to Class “D” shares. Holders of Class “C” shares have the right, voting as a separate class, to elect two members of the Board of Directors provided such Class “C” shares represent at least 8% of the capital stock of CANTV and the right to elect one member provided that such shares represent at least 3% of the capital stock of CANTV.

Class “D” shares are comprised of the conversion of Class “A”, “B” and “C” shares as described above or capital increases. There are no restrictions on the ownership or transfer of Class “D” shares. Holders of Class “D” shares will have the right to elect, in conjunction with the other stockholders, any members of the Board of Directors, at the time the Class “B” and “C” stockholders lose the right to designate them according to CANTV’s By-laws.

In November 1996, the Government sold 348.1 million shares representing 34.8% of CANTV’s capital stock in a global public offering. The Company’s Class “D” shares are traded on the Caracas Stock Exchange. They are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing 7 Class “D” shares.

Repurchase programs

On October 24, 2001, an Extraordinary Shareholders’ Assembly approved a share repurchase program to acquire up to 138,905,608 shares or 15% of the capital stock at a price of US$30 per ADS or US$4.29 per share. The program began on October 25, 2001 and ended on November 23, 2001. Upon completion of the repurchase program, a total of 138,896,536 shares had been repurchased shares and then converted into treasury shares. On December 2, 2003 an Extraordinary Shareholders’ Assembly approved the reduction from capital stock of these shares. The formal process to retire these shares includes the issuance of the resolution from the CNV and the cancellation of these shares by the holding bank. The process to complete the cancellation of these shares by the bank has not been completed.

Workers Benefit Fund

In 1993, the Company created the “Workers Benefit Fund” through a Bank Trust on behalf of workers to acquire 1% of CANTV’s capital stock as of December 2, 1991, to be distributed to workers from CANTV and subsidiaries. This contribution is recognized as expense as long as the workers earn stock awards. On October 24, 2001, an Extraordinary Shareholders’ Assembly approved the increase of this fund via the internal purchase of Class “C” shares of up to 2% of the capital stock as of December 2, 1991. As of December 31, 2003, the trust maintains 11,001,697 shares presented as a separate account in the consolidated stockholders’ equity.

Beginning June 2003, these shares are presented as a deduction of stockholders’ equity and other assets from the trust were recorded in the Company’s consolidated balance sheet. Prior years financial statements have been restated for comparison purposes. This change was made based on recent pronouncements issued by the International Accounting Standard Board, with the purpose of approving a standard consistent with USGAAP. This trust was previously reflected as Other assets (see Note 3 (v) – Restructuring of the consolidated financial statements).

Legal reserve

The Company and each of its subsidiaries are required under the Venezuelan Commercial Code and their Corporate By-laws to transfer at least 5% of each year’s net income to a legal reserve until such reserve equals at least 10% of capital stock.

NOTE 14 - FINANCING COST, NET:

Financing cost, net for the years ended December 31, is as follows:

	2003	2002	2001
Interest income	61,624	47,481	63,708
Interest expense	(36,286)	(43,135)	(66,873)
Exchange (Loss) gain, net	(45,015)	(57,546)	35,045
Monetary result (Note 15)	3,192	41,116	(52,743)

	(16,485)	(12,084)	(20,863)

The net exchange gain (loss) reflects the loss resulting from adjusting the debt denominated in foreign currencies, principally U.S. dollars and Japanese yen into bolivars at the exchange rates as of December 31, 2003, 2002 and 2001 (see Note 5 - Balances in foreign currency). Prior to February 12, 2002, the BCV had the explicit policy to intervene to maintain the exchange rate within 7.5% (above or below) of the then current reference rate, which was set by the BCV and adjusted to account for projected inflation on a monthly basis.

Effective February 12, 2002, the Government decreed free currency fluctuation, which effectively stopped the band system. From that date, the exchange rate used for purchases and sales of currencies was fixed based on free market fluctuation resulting from supply and demand. The BCV purchased and sold currencies in the market through an auction system with the foreign exchange market operators. During the initial business days of free foreign currency fluctuation there was strong bolivar devaluation. Effective January 21, 2003, the Venezuelan Government and the BCV suspended the trading of foreign currencies in the country for five business days and established the current exchange control regime (see Note 21 - Exchange control).

The devaluation of the bolivar against the U.S. dollar was 14%, 85% and 8% for the years ended December 31, 2003, 2002 and 2001 respectively.

Monetary result reflects the gain or loss from holding net monetary assets or liabilities during an inflationary period, which was 27%, 31% and 12% for the years ended December 31, 2003, 2002 and 2001 respectively.

NOTE 15 - MONETARY POSITION:

For the years ended on December 31, the gain from net monetary position, is as follows:

	2003	2002	2001
Net monetary liability position at the beginning of the year	(422,016)	(525,989)	(73,202)
Revenue and expenses, other than depreciation and amortization and other expenses generated by non-monetary assets and liabilities	1,294,408	1,397,431	1,523,226
Additions to non-monetary assets and liabilities	(218,025)	(710,517)	(352,767)
Pension plan and post-retirement benefits payments	(147,674)	(215,432)	(75,634)
Dividends declared	(335,658)	(351,079)	(779,393)
Repurchased shares	—	—	(750,521)
Exchange (Loss) gain, net	(45,015)	(57,546)	35,045

Estimated net monetary asset (liability) position at the end of the year	126,020	(463,132)	(473,246)
Net monetary asset position at the end of the year	129,212	(422,016)	(525,989)

Monetary result	3,192	41,116	(52,743)

NOTE 16 - TAXES:

Income tax

In accordance with Venezuelan tax regulations, the Company is taxed on its net income on an historical cost basis plus a tax inflation adjustment on the Company’s non-monetary assets and liabilities, net of stockholders’ equity. This tax inflation adjustment differs from book inflation adjustment, which is non-taxable.

The Income Tax Law also authorizes a tax credit for new investments in property, plant and equipment. Any portion of the credit not used may be carried forward for three years. As of December 31, 2003, CANTV does not have any carryforward tax credits. Movilnet and CANTV.Net, however, have the following investment tax credit carryforwards available:

	Origin	Bs.	Carried forward until
Movilnet
	2002	10,585	2005
	2003	2,616	2006

		13,200

CANTV.Net
	2002	724	2005
	2003	398	2006

		1,122

The Income Tax Law allows fiscal losses and corporate asset alternative minimum tax to be carried forward and recovered over for three years. Beginning for fiscal years subsequent to December 31, 2000, tax credits for fiscal losses from tax inflation adjustment are permitted to be carried forward one year. As of December 31, 2003, CANTV and subsidiaries did not have any carry forward tax losses.

Reconciliation between income tax expense included in the consolidated statements of operations and the expense resulting from the application of the statutory tax rate to the income before income taxes, is as follows:

	2003	2002	2001
Income before income taxes	65,888	115,640	210,406
Statutory income tax rate	34%	34%	34%

Tax expense	22,402	39,318	71,538
Non-taxable book inflation adjustment	236,475	165,837	292,309
Utilization of investment tax credits	(40,355)	(49,780)	(61,882)
Tax inflation adjustment	(189,434)	(157,056)	(204,384)
Other Non-taxable and non-deductible items, net	6,504	31,522	(25,837)

Income tax	35,592	29,841	71,744

As of December 31, 2003, Other non-taxable and non-deductible items, net include Bs 38,799 as a non-deductible item from the loss generated from the sale of US dollar denominated bonds (see note 21 - Exchange control).

As of December 31, 2003, the net amount of temporary differences that could be reversed and generate deductible expenses in the future is approximately Bs. 252,785. The main temporary differences are generated by pension provisions which will be deductible once effectively paid, and provisions for uncollectible accounts and inventories obsolescence which will be deductible once losses are realized.

On December 28, 2001, Law No. 71 including the Amendment to the Income Tax Law was published in Extraordinary Official Gazette No. 5,566. The most significant changes are as follows:

a.	Imputation of foreign losses to domestic income or losses, will not be admitted.

b.	The dividend tax regulations established book income to be approved by the Shareholders Assembly on the basis of the consolidated financial statements prepared in conformity with Accounting Principles Generally Accepted in Venezuela as the legal source of dividends.

c.	The implementation of a 1% tax advance that shall be paid on dividends declared per share. The tax advance will be calculated on the total value of the dividend declared.

d.	Elimination of the standard providing rejection of expense for payments where the income tax withholding agents do not comply with formal duties provided by the special income tax withholding Regime, and,

e.	New standards were applied to the tax inflation regime adjustment, and certain existing standards were modified.

On September 24, 2003, Decree No. 2507 of the Income Tax Law Regulations was published in the Extraordinary Official Gazette No. 5662, superseding Decree No. 2940 dated May 13, 1993. This regulation is based on the current Income Tax Law.

Corporate assets minimum tax

Corporate assets minimum tax was enacted as a complementary tax to Venezuelan income tax and is calculated on the simple average of the taxpayer’s tangible and intangible assets located in Venezuela and used in the production of income derived from commercial or industrial activities. The tax rate applicable to the tax base is 1% a year, which is reduced in proportion to the percentage of export sales to total sales. The corporate asset minimum tax law permits the carry forward of any corporate asset minimum taxes paid as an income tax credit for the following three years.

Under this regulation, CANTV and subsidiaries assessed this tax together with the income tax, resulting that the Company determined that it did not incur minimum assets tax for the year ended December 31, 2003. However, CANTV.Net, its wholly-owned subsidiary, had Bs 358 of corporate asset alternative minimum tax, original on 2002 and carried forward until 2005.

Value added tax (VAT)

In May 1999, the Venezuelan government enacted by decree the Value Added Tax Law. This tax is based on a tax credit system and applies to the different stages of production and sales. It is payable based on the value added at each stage. The VAT rate is set annually in the Venezuelan Budget Law and until August 2002 was set at 14.5% and as from September 2002, the applicable rate was 16%. This Law also introduced, effective December 2002, an additional 10% tax rate on defined luxury goods and services.

Bank debit tax

In March 2002 the Venezuelan government enacted by decree the Bank Debit Tax Law. This tax is levied upon debits or withdrawals made from current and savings accounts, custody deposits, or any other type of demand deposit, liquid asset funds, trust funds and other financial market funds or financial instruments transacted by individuals or corporations with Venezuelan banks and financial institutions for transactions exceeding Bs 473,600 (in nominal Bs). The applicable tax rate was 0.75% until December 31, 2003 (1% until June 2003) and changed to 0,5% from January 1, 2004 until March 2004. During the years ended December 31, 2003 and 2002, CANTV and its subsidiaries incurred a bank debit tax expense of approximately Bs 27,012 million and Bs 12,838 million, respectively.

NOTE 17- TRANSACTIONS WITH RELATED PARTIES:

In the normal course of business and as limited by applicable debt agreements, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company’s tariffs, regulations, labor contracts and other matters related to the Company. The Government is also the major customer of the Company (see Note 7 - Accounts receivable from Venezuelan Government entities).

Transactions with stockholders’ affiliates include purchase of inventories, supplies, plant and equipment, technical and administrative services and net revenues related to settlement of international telephone traffic with affiliates. Amounts for these transactions for the years ended December 31, are as follows:

	2003	2002	2001
Purchase of inventories, supplies, plant and equipment of stockholders’ affiliates	11,442	18,741	17,651

Technical and administrative service expenses	30,623	52,999	19,582

Net revenues related to the settlement of international telephone traffic with affiliates	2,071	3,108	16,465

Transactions for technical and administrative services are related to consulting in technology developments, strategic plan and analysis, training, personal services, among others.

As of December 31, 2003 and 2002, the Company has recorded payables to Verizon for Bs 28,115 and Bs 9,120, respectively. These payables do not bear interest.

NOTE 18 - COMMITMENTS AND CONTINGENCIES:

The Company has the following commitments and contingencies:

a. Capital expenditures

Payment commitments acquired by the Company as of December 31, 2003, related to capital expenditures, are approximately US$ 54.0 million.

b. Operating leases

The Company leases equipment and real estate properties under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided. For the year ended December 31, 2003, lease commitments for real estate properties were Bs 7,071.

c. Litigation

The Company is involved in a significant number of legal and administrative proceedings, among which, are:

In May 2000 and December 1999, the Venezuelan tax authority notified CANTV and Movilnet of tax assessments amounting to Bs. 271,179 million and Bs. 26,954 million, respectively, expressed in nominal bolivars. These assessments were primarily related to the rejection of Investment Tax Credits utilized in fiscal years ended December 31, 1994, 1995, 1996 and 1997. The tax authority objected to the ITCs claiming that telecommunication activity is not a qualified industrial activity. Such tax reviews were presented in the Sixth Contentious Upper Tax Court and in the opinion of management and its legal counsel there is a high probability of a favorable decision since this Court has previously ruled in 1999 a similar case with another telecommunications company and ruled in their favor. That decision was appealed by the tax authority and is pending resolution.

In June 2002, Caveguías was subject to a tax review performed by the tax authority where they were assessed approximately Bs 44,312 million, expressed in nominal bolivars. This review was performed on tax returns presented for fiscal years ended December 31, 1996, 1997, 1998 and 1999, and the tax authority objected to the deferral of revenues related to the sale of advertising space. This review was appealed by the Company at the Eighth Contentious Upper Tax Court and, in the opinion of management and its legal counsel, there is a high probability of a favorable decision.

In June 2003, a commercial associate introduced a request for arbitrage in the Caracas Arbitrage Center of the Chamber of Commerce, claiming default in the compliance with an agreement and damages of Bs 20,399 against Movilnet. On October 8, 2003, Movilnet responded to this claim, and in January 2004 proceeding began in the Arbitrage Court. This proceeding is in the preparatory stage for the Mission Act, after which the probing stage will be developed. In the opinion of our legal counselors, it is not likely that the claim will proceed.

In addition, an important number of labor lawsuits and claims have been presented against CANTV for approximately Bs 136,094, most of which are related to special retirement initiatives, employee severance benefits and other benefits related to early retirement. These lawsuits are currently pending and, as of the date of these financial statements, their final outcome is not quantifiable. CANTV has settled a number of these cases through mediation and negotiation between the parties involved and currently is in the process of resolving former employee claims and lawsuits. Management and its legal counsel believe that most of these cases will be resolved in the Company’s favor and has recorded adequate provisions to cover this contingent liability.

d. Concession mandates

Currently, there is no mandatory plant modernization required under the concessions.

Current regulations require that Basic Service Telecommunications Operators are required to install and maintain public telephone equipment equivalent to 3% of their subscriber base.

The guidelines for the November 2000 market opening in Venezuela (see Note 4 - Regulation) include certain quality and service standards that incorporate minimum and maximum targets. These targets are the basis for CONATEL’s quality service regulations applicable to all basic services operators. Such regulations have not yet been approved.

e. Competition

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of basic telephone services. During that period, the Ministry could grant concessions to operate in population centers with 5,000 or fewer inhabitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years, according to the network expansion and modernization plans established in the Concession.

In December 1996, the Ministry of Infrastructure exercised its authority under this provision to grant a rural, multi-service concession to Infonet Redes de Información C.A. (Infonet) to provide basic telephone services, except national and international long distance services, on population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, multi-service concessions were granted in January 1998 to Corporación Digitel, C.A. (Digitel) and Consorcio ELCA, C.A. (now Digicel) for the central and eastern regions of Venezuela, respectively. Currently Infonet, Digitel and Digicel are operating as providers of telephony services.

On November 24, 2000 CONATEL issued a new Telecommunications Law, which established the basic regulatory framework. The new regulations, (see Note 4 - Regulation) had the objective of creating an appropriate environment for new entrants and allow for effective competition. These regulations rule the sector’s opening, interconnection, administrative and spectrum concessions.

In November 2000, CONATEL formally started the auction of frequencies for Wireless Local Loop (WLL) services. Thirteen qualified bidders were announced by CONATEL. Five regions were defined and in each region frequency was auctioned in different bands. Telcel BellSouth, C.A. (Telcel BellSouth) and Génesis Telecom, C.A. (Génesis) were two of the companies granted with a concession. Additionally, CONATEL has granted administrative habilitations to offer long distance services to the following companies: Convergence Communications de Venezuela, Veninfotel, Multiphone, Telecomunicaciones NGTV, S.A., Totalcom, Etelix, Telcel, Entel Venezuela (formerly Orbitel), LD Telecom, Convergia Venezuela, C.A. and Corporación Intercall, C.A., most of which offer the service by means of prepaid cards (Calling Card).

During the second quarter of 2001, the Company completed the update of four interconnection agreements with Digicel, Digitel, Infonet and Telcel BellSouth, telecommunication’s operators which existed before the opening. Current operators maintaining interconnection agreements with the Company are: Telcel BellSouth, Digicel, Infonet, Digitel, Convergence Communications de Venezuela, Veninfotel, Entel Venezuela (formerly Orbitel), Multiphone, Totalcom, Etelix, Telecomunicaciones NGTV, S.A., LD Telecom, Convergia Venezuela, C.A and Corporación Intercall, C.A. These agreements permit interconnection of telecommunication services between CANTV and other carrier’s networks.

Effective April 5, 2002, CONATEL initiated a pre-subscription long distance service where wireline service customers can access a previously selected operator’s national and international long distance network without the use of the identification code.

NOTE 19 - TAKEOVER TENDER OFFERING:

On August 29, 2001, AES Corporation (AES) announced a public offering of shares to acquire 43.2% of the shares of CANTV at a price of Bs. 2,547 per Class D share (US$24 per ADS). This public offering was approved by the CNV.

On November 8, 2001, AES announced its withdrawal from the public offering of shares for 43.2% of the outstanding shares of CANTV.

The accompanying consolidated statements of operations for the year 2001, include Bs. 27,196 in other expenses, net related to the costs incurred in the takeover defense actions against AES’ public offering of shares.

NOTE 20 - SEGMENT REPORTING:

The Company’s reportable segments are individual strategic business units each offering different telecommunications products and services. Each business requires different technology and marketing strategies and is managed separately. The Company manages its operations in two business segments: wireline and wireless services. The wireline services segment provides domestic telephone services, international long distance services and other telecommunications-related services. The wireless services segment provides nationwide cellular mobile telephone services.

Segment results for the years ended December 31, 2003, 2002 and 2001, and assets as of December 31, 2003 and 2002, are as follows:

	2003	2002	2001
Wireline services:
Operating revenues -
Local and domestic long distance usage	602,326	744,537	906,546
Basic rent	537,468	580,488	577,629

Local and domestic long distance	1,139,794	1,325,025	1,484,175
International long distance	98,015	130,142	172,029
Net settlements	11,630	18,425	33,013

International long distance	109,645	148,567	205.042

Fixed to mobile outgoing calls	568,190	727,406	949,656

Interconnection incoming	87,736	63,499	76,810

Other wireline-related services	648,262	515,068	475,228

Total operating revenues	2,553,627	2,779,565	3,190,911

Intersegment revenues	(267,735)	(210,649)	(159,287)

Operating (loss) income	(67,291)	14,068	178,175

Depreciation and amortization	903,254	927,081	1,026,046

Capital expenditures, net	87,513	231,065	214,134

Assets at the end of the year	6,001,764	6,630,968	7,061,679

Wireless services:
Operating revenues -
Access	69,100	71,080	64,824
Interconnection	318,164	378,260	342,484
Usage	350,312	367,066	411,490
Equipment sales	220,596	177,769	113,961
Other	55,567	14,953	16,310

Total operating revenues	1,013,739	1,009,128	949,069

Intersegment revenues	(230,451)	(283,755)	(291,014)

Operating income	176,704	107,121	56,568

Depreciation and amortization	113,645	155,895	220,833

Capital expenditures, net	25,004	271,022	64,734

Assets at the end of the year	1,835,444	1,870,451	1,682,398

The reconciliation of segment operating revenues, operating income and assets, to the consolidated financial statements as of December 31, are as follows:

Reconciliation of operating revenues:

	2003	2002	2001
Reportable segments	3,567,366	3,788,693	4,139,980
Other telecommunications-related services	122,090	110,174	92,707
Elimination of intersegment operating revenues	(498,186)	(494,404)	(450,301)

Total operating revenues	3,191,270	3,404,463	3,782,386

Reconciliation of operating income:

	2003	2002	2001
Reportable segments	109,413	121,189	234,743
Other telecommunications-related services	8,669	13,221	18,400
Elimination of intersegment operating income	2,343	1,178	(2,304)

Total operating income	120,425	135,588	250,839

Reconciliation of assets:

	2003	2002	2001
Reportable segments	7,837,208	8,501,419	8,744,077
Elimination of assets	(2,639,975)	(2,355,584)	(2,179,161)
Other telecommunications-related services	486,162	437,377	530,574

Assets at the end of the year	5,683,395	6,583,212	7,095,490

NOTE 21 - EXCHANGE CONTROL:

By means of an agreement subscribed between the Venezuelan Government and the Central Bank of Venezuela, published in the Official Gazette No. 37,614 of January 21, 2003, the trading of foreign currencies in the country was suspended for five business days. This agreement was then extended for five additional business days as reported in the Official Gazette No 37,618 of January 27, 2003.

On February 5, 2003, exchange agreements 1 and 2 were published in the Official Gazette No. 37,625, and on February 7, 2003, exchange agreement 3 was published in the Official Gazette No. 37,627 (collectively the “Agreements”). The Agreements set out the rules for the Foreign Currency Administration Regime and established the exchange rate applicable for transactions set forth in the Agreements. The Agreements, among other things, establish the following conditions:

a) The Central Bank of Venezuela will centralize the purchase and sale of currencies in the country under the terms agreed upon;

b) The incorporation of the Comisión de Administración de Divisas (CADIVI) (Foreign Currency Administration Commission) charged with coordinating, managing, controlling and establishing the requirements, procedures and restrictions for the execution of the Agreements;

c) The applicable exchange rates subsequent to the Agreements effective dates are Bs 1,596/US$1 for purchase and Bs 1,600/US$1 for sale; and,

d) The purchase and sale in local currency of Venezuelan government securities issued in foreign currency until the Central Bank of Venezuela and the Venezuelan Government set up the norms in order to make these transactions are suspended.

Additionally, the Venezuelan Presidency issued Decree No. 2,302 on February 5, 2003, as amended by Decree No. 2,330 of March 6, 2003, that established for the functions of CADIVI and the Standards for Administration and Control of Foreign Currencies. As provided by this decree, the President of the Republic, in Council of Ministers, will approve the general guidelines for the distribution of the foreign currencies in the exchange market, based on CADIVI’s opinion and the budget of foreign currencies that are prepared under the application of the exchange agreement. This decree also establishes that the acquisition of foreign currencies are subject to prior registration of the interested party in the registry of users and the authorization to participate in the exchange regime with the supporting documentation and other requisites to be established by CADIVI.

As of the issuance date of these financial statements, the Venezuelan Government has issued decrees and norms which set out requisites, controls and formalities for the authorization of foreign currency acquisition, as well as the general rules for distribution and administration of such foreign currency, which will be distributed to the foreign exchange market.

On April 22, 2003 and on June 18, 2003, Norms No. 25 and No. 34 were published in the Official Gazettes No. 37,674 and No. 37,714, respectively, by means of which, CADIVI manages the administration and formalities for foreign currency acquisition in order to pay public foreign debt acquired before January 22, 2003. External debt registered with CADIVI was US$212 million and US$52 million from CANTV and Movilnet, respectively.

In order to guarantee access to foreign currency for essential goods and services and debt payments, should CADIVI fails to approve the timely acquisition of foreign currency, the Company acquired $74.2 million (nominal value) of Venezuelan debt Bonds in August 2003. These bonds were denominated in US dollars and paid in bolivars at the official exchange rate of Bs. 1,600 per US dollar. In September 2003 these bonds were sold at market value, and a loss of Bs. 36,799 was recognized in the results of the Company and included in the consolidated statements of operations as Other expenses, net.

As of December 31, 2003, the Company has requested from CADIVI a total of US$395 million, composed of US$96.5 million for payments of foreign goods and services, US$137.7 million for debt payments (see Note 22- Subsequent event) and US$160.8 million for converting bolivars to dollars for payment of dividends declared in bolivars in March and December 2003. As of December 31, 2003, CADIVI has approved US$ 126.9 million of which US$ 74.9 million has been received.

The Company continues to process the necessary formalities through the consignation of requisites required by CADIVI to apply for additional foreign currency.

NOTE 22 – SUBSEQUENT EVENT:

a) Approval of foreign currency

On January 26, 2004, CANTV received approval from CADIVI to acquire foreign currency for debt payments totaling US$119.2 million, which represents a 100% approval of the amount requested in 2003 in this connection.

The amount approved allows the cancellation of US$104.6 million related to Guaranteed notes and related interests. In addition, US$ 6.7 million will be used to pay debt denominated in Japanese Yens.

The Company also received approval in the amount of US$7.9 million for the payment of interest on its loan of US$ 25 million with the International Finance Corporation maturing in 2005.

On February 19, 2004, CADIVI approved US$ 113.9 million for converting bolivars to dollars for payments of dividends declared in December 2003.

b) Exchange rate modification

On February 6, 2004, the Finance Ministry, together with the Central Bank of Venezuela, modified the exchange rate set out under Agreement No. 2 dated February 5, 2003 and established the new exchange rate effective that date at Bs 1,915.20/US$1 for purchase and Bs 1,920/US$1 for the sale. This modification in the official exchange rate resulted in an increase in CANTV and its subsidiaries’ net liabilities and an exchange loss, net of approximately Bs 37,303, which will be included in 2004 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL
TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: March 12, 2004